Filed by Breeze Holdings Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933,

as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934,

as amended

Subject Company: True Velocity, Inc.

(Commission File No. 333-277076)

Date: June 18, 2024

True Velocity, FN America Announce Global Manufacturing Partnership on Lightweight Medium Machine Gun

FN America’s machine gun manufacturing prowess bolsters True Velocity’s innovative weapon solution to bridge battlefield performance gap

GARLAND, Texas (June 18, 2024) – Texas-based ammunition and weapon system manufacturer TV Ammo, Inc. (“True Velocity”) and FN America, LLC (“FN America”), a global leader in the development and manufacture of military small arms, have announced a strategic licensing and manufacturing partnership for the production of True Velocity’s .338 Norma Lightweight Medium Machine Gun for U.S. and Allied military units.

The partnership positions FN America as a primary manufacturer of True Velocity’s .338 Norma machine gun, a recoil-mitigated weapon system designed to provide warfighters with range and terminal performance similar to that of the century-old .50-caliber M2 machine gun in a lightweight, functional profile comparable to that of the ubiquitous M240 machine gun also manufactured by FN America.

“True Velocity’s .338 machine gun will change the battlefield for our warfighters. We are thrilled that FN will join with us so we can equip U.S. and Allied militaries with this combat advantage,” said True Velocity President and Chief Intellectual Property Officer Craig Etchegoyen. “It very quickly became clear that FN is a world-renowned, reliable, and respected manufacturer of innovative machine guns, and we’re excited for them to join our mission.”

A lightweight machine gun solution chambered for the .338 Norma cartridge has been a focal point of requirements emerging from the U.S. Department of Defense and Allied militaries in recent years. In March 2024, the United States Department of Defense selected True Velocity’s ..338 Norma Lightweight Medium Machine Gun for continued evaluation in a military program aimed at fielding a weapon system that would bridge the performance gap between the .50 - caliber M2 machine gun and the M240 machine gun chambered for 7.62x51mm NATO. The combination of True Velocity’s recoil-mitigated .338 Norma Lightweight Medium Machine Gun and its advanced, lightweight composite-cased ammunition provides a turn-key combat solution capable of enhanced controllability, maximized maneuverability, and extreme precision at extended range.

“FN America is extremely excited to partner with True Velocity on this effort to deliver the next medium machine gun to the U.S. military,” said Mark Cherpes, President and CEO for FN America, LLC. “Both companies share that drive and desire to innovate and deliver game- changing technology to the warfighter. This has produced a really great team environment on this effort.“

Incorporating proprietary “impulse-averaging recoil mitigation” technology, True Velocity’s .338 Norma machine gun delivers a 300-grain projectile with enhanced range and precision, while optimizing controllability and maintaining a profile similar to that of the M240 belt-fed machine gun, which is chambered for the smaller, less energetic 7.62x51mm cartridge.

“True Velocity’s lightweight medium machine gun submission is the product of more than a decade of continued innovation and rigorous evaluation ,” said True Velocity Senior Executive Vice President of Sales Kevin Sims. “This weapon system delivers unprecedented tactical and operational capabilities to our American warfighters. The sooner we bring it to the battlefield, the better.”

For military sales inquiries, please contact True Velocity Executive Vice President of Sales and Business Development Kevin Sims at ksims@tvammo.com.

About True Velocity

True Velocity is an advanced technology manufacturing and licensing company based in Garland, Texas, with a current emphasis on composite ammunition, lightweight machine guns and suppressors. Founded in 2012, True Velocity has approximately 315 patents pending or issued surrounding its products, technology and manufacturing processes. True Velocity is focused on revolutionizing the ammunition and weapons industry through the introduction of its composite- cased ammunition, innovative weapons systems and advanced manufacturing technology. True Velocity products are manufactured in the U.S. in a state-of-the-art, 66,000-square-foot facility. The company’s proprietary composite cartridge is designed to provide significant logistical advantages over traditional brass-cased ammunition and give end users enhanced accuracy, repeatability, and reliability, all in a light-weight cartridge.

For more information, visit tvammo.com.

About FN America

FN America, LLC, is a U.S. subsidiary of FN Herstal, S.A., a global leader in the development and manufacture of high-quality, reliable firearms for military, law enforcement, and commercial customers worldwide. Headquartered in McLean, VA, with manufacturing operations in Columbia, SC, FN America is passionately committed to providing its customers with a portfolio of products, training, and support services under the FN brand name that enhance their performance and safeguard their lives.

For more information, visit www.fnamerica.com.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results; our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook,” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding True Velocity’s industry and market sizes, future opportunities for True Velocity, and True Velocity’s estimated future results. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic, and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward -looking statements.

Contacts:

True Velocity

Pat Hogan

Executive Vice President of Corporate Communications

(770) 500-0279

press@tvammo.com

FN America

Jim Williams

Vice President, Military Programs

Jim.Williams@fnamerica.com

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